SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1910-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated May 26, 2005.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC.
(Registrant)

Date May 26, 2005	By	/s/ ALFRED W. VITALE

Name: Alfred W. Vitale
Title: President

Unilens Vision Reports 325% Increase in Third Quarter Earnings

Strong Demand for C-Vue(R) Multifocal Lenses and Higher Royalties Propel
Nine-Month Earnings to Record $0.16 Per Diluted Share, Compared With $0.06
in Prior-Year Period

          LARGO, Fla., May 26 /PRNewswire-FirstCall/ -- Unilens Vision Inc.
(OTC Bullten Board: UVICF) (TSX Venture Exchange: UVI), today reported significantly higher revenues and earnings for the third quarter and first nine months of FY2005.

          For the three months ended March 31, 2005, net sales, excluding royalty income, increased 24% to $1,270,592, compared with $1,023,340 in the quarter ended March 31, 2004.  The sales increase is primarily the result of continued growth in sales of the Company’s C-Vue(R) brand of multifocal and toric multifocal contact lenses to eye care professionals.  Sales associated with the SoftCon EW and Aquaflex brands that the Company acquired from CIBA Vision at the end of February 2005 accounted for approximately 5% of sales during the most recent quarter.

          Royalty income increased to $414,207 in the third quarter of FY2005, compared with $212,054 in the prior-year quarter.

          The Company reported net income before extraordinary items and after taxes of $272,206, or $0.06 per diluted share, in the quarter ended March 31, 2005, compared with net income of $64,047, or $0.02 per diluted share, in the third quarter of FY2004, an increase of 325%. The rise in earnings was primarily attributable to a 95% increase in royalty income from Bausch & Lomb, derived from an exclusive worldwide license of one of the Company’s multifocal designs, coupled with strong demand for the Company’s C-Vue brand of multifocal and toric multifocal contact lens products.

          “Sales of our C-Vue(R) brand of lenses continue to increase and drive our profitability from operations,” stated A. W. Vitale, Chief Executive Officer of Unilens Vision Inc.  “Increased shipments of the new C-Vue55 Toric Multifocal product line, which was introduced to the market in January 2005, along with our recent acquisition of the Aquaflex(R) and SoftCon(R) EW product lines, should contribute to sales growth in the current and future quarters.  Revenue and profitability trends remain strong, and we anticipate continued earnings growth for the quarter and fiscal year ending June 30, 2005.”

          “I am also pleased to report that we paid in full, three years ahead of schedule, the $325,000 remaining balance on a term note to UNIINVEST Holding AG during the third quarter.  Our cash flows continued to benefit from a growing royalty stream, income from operations, and the absence of income tax payments due to the utilization of tax loss carry forwards,” concluded Vitale.

          For the nine months ended March 31, 2005, the Company’s net sales increased 15% (excluding royalty income) to $3,402,271, compared with $2,957,395 in the first nine months of FY2004.

          Royalty income increased 86% to $1,158,424 during the first nine months of FY2005, compared with $623,721 in the corresponding period of the previous fiscal year.

          Net income before extraordinary items and after taxes increased 173% to $722,669, or $0.16 per diluted share, in the nine months ended March 31, 2005, compared with $265,005, or $0.06 per diluted share, in the prior-year period.

          About Unilens Vision Inc. - “The Eye Care Professionals Specialty Contact Lens Company”
          Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue, Unilens, Sof-Form, Lombart, and LifeStyle brands.  Additional information on the Company may be accessed on the Internet at http://www.unilens.com . The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the TSX Venture Exchange under the symbol “UVI”.

          The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:
Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

UNILENS VISION INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited - Prepared by Management)
MARCH 31, 2005
(expressed in U.S. dollars)

	March 31, 2005	June 30, 2004

ASSETS
CURRENT
Cash and cash equivalents	$350,750	$472,439
Accounts receivable	708,920	562,981
Royalties and other receivables	418,018	318,061
Inventories	877,676	703,753
Prepaid expenses	18,207	10,392
Future tax asset	710,500	710,500
Total current assets	3,084,071	2,778,126
PROPERTY, PLANT AND EQUIPMENT	184,694	201,084
OTHER ASSETS	28,794	45,240
FUTURE TAX ASSET	2,625,015	3,071,500
Total assets	$5,922,574	$6,095,950
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT
Accounts payable and accrued liabilities	$891,541	$846,978
Current portion of long-term debt-related party	—	100,000
Current portion of long-term debt	310,607	450,000
Total current liabilities	1,202,148	1,396,978
LONG-TERM DEBT - related party	—	300,000
LONG-TERM DEBT	—	388,139
Total liabilities	1,202,148	2,085,117
STOCKHOLDERS’ EQUITY
Capital stock (Note 1)
Authorized
100,000,000 common shares with no par value
100,000,000 Preference “A” shares at a par value of Cdn. $10 each
100,000,000 Preference “B” shares at a par value of Cdn. $50 each
Issued and outstanding
4,193,815 common shares (June 30, 2004 - 4,178,815)	27,434,950	27,432,100
Additional paid-in capital	8,970	8,970
Cumulative translation adjustment	(18,082)	(2,156)
Deficit	(22,705,412)	(23,428,081)
Total stockholders’ equity	4,720,426	4,010,833
Total liabilities and stockholders’ equity	$5,922,574	$6,095,950

Approved by the Directors:
Director:         signed “Alfred W. Vitale”
Director:        signed “William D. Baxter”

UNILENS VISION INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)
FOR THE NINE MONTHS ENDED MARCH 31, 2005
(expressed in U.S. dollars)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	Nine Months Ended March 31, 2005	Nine Months Ended March 31, 2004

INCOME
Sales	$1,270,592	$1,023,340	$3,402,271	$2,957,395
Cost of sales	738,182	656,989	2,061,909	1,793,093
GROSS PROFIT	532,410	366,351	1,340,362	1,164,302
EXPENSES
Sales and marketing	264,859	192,190	666,940	578,242
Administration	216,404	227,023	590,583	658,217
Research and development	18,335	14,283	48,505	40,818
	499,598	433,496	1,306,028	1,277,277
Income (loss) from operations	32,812	(67,145)	34,334	(112,975)
OTHER ITEMS
Royalty Income	414,207	212,054	1,158,424	623,721
Other Income (expense)	601	22	(1,330)	3,303
Interest (expense) recovery on long-term debt	(6,830)	(7,802)	(22,274)	(26,230)
	407,978	204,274	1,134,820	600,794
Income before tax and extraordinary item:	440,790	137,129	1,169,154	487,819
Net deferred income tax expense	168,584	73,082	446,485	222,814
Income before extraordinary item (EOI)	272,206	64,047	722,669	265,005
Net extraordinary item:
Gain on extinguishment of debt - net of associated expenses and applicable income taxes of	—	—	—	2,011,168
Net income for the period	272,206	64,047	722,669	2,276,173
Other comprehensive loss:
Foreign currency translation adjustment	30	(4,292)	(719)	(3,817)
Comprehensive income for the period	$272,236	$59,755	$721,950	$2,272,356
Income per common share before EOI:
Basic	$0.06	$0.02	$0.17	$0.06
Diluted	$0.06	$0.02	$0.16	$0.06
Income per share from EOI:
Basic	$0.00	$0.00	$0.00	$0.50
Diluted	$0.00	$0.00	$0.00	$0.50
Income per common share
Basic	$0.06	$0.02	$0.17	$0.56
Diluted	$0.06	$0.02	$0.16	$0.56
Weighted average number of common shares outstanding during the period:
Basic	4,193,815	4,163,815	4,193,815	4,034,815
Effect of dilutive options	290,490	—	275,931	9,489
Diluted	4,484,305	4,163,815	4,469,746	4,044,304

UNILENS VISION INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)
FOR THE NINE MONTHS ENDED MARCH 31, 2005
(expressed in U.S. dollars)

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	Nine Months Ended March 31, 2005	Nine Months Ended March 31, 2004

CASH PROVIDED (USED) BY:
OPERATING ACTIVITIES
Net income for the period	$272,206	$64,047	$722,669	$2,276,173
Adjustments to reconcile to net cash provided (used) by operating activities:
Amortization	18,406	25,033	58,411	77,204
Amortization of tax asset	168,584	73,082	446,485	1,436,222
Gain on extinguishments of debt- net of costs	—	—	—	(3,224,576)
Stock-based compensation	—	2,990	—	5,980
Amortization of discount on long-term debt	—	—	—	—
Net change in non-cash working capital items (Note 2):	(217,808)	213,371	(387,021)	55,098
Cash flows from operating activities	241,388	378,523	840,544	626,101
FINANCING ACTIVITIES
Repayment of long-term debt-related party	(325,000)	—	(400,000)	—
Repayment of long-term debt	(192,406)	(127,615)	(527,531)	(330,834)
Capital stock issued for cash	2,850	0	2,850	61,749
Cash flows from financing activities	(514,556)	(127,615)	(924,681)	(269,085)
INVESTING ACTIVITIES
Purchase of capital and other assets	(12,975)	(82,386)	(36,833)	(105,830)
Cash flows from investing activities	(12,975)	(82,386)	(36,833)	(105,830)
Increase (decrease) in cash	(286,143)	(168,522)	(120,970)	251,186
Effect of exchange rate changes on cash	6,418	(4,292)	(719)	(3,817)
CASH, BEGINNING OF PERIOD	630,475	284,468	472,439	201,329
CASH, END OF PERIOD	$350,750	$448,698	$350,750	$448,698
Supplemental disclosure of cash flow information:
Cash paid during period for income tax	$—	$—	$—	$—
Cash paid during period for interest	$6,798	$7,591	$22,274	$34,196

SOURCE  Unilens Vision Inc.
    -0-                             05/26/2005
    /CONTACT:  Michael Pecora, CFO, Unilens Corp., +1-727-544-2531/
    /Web site:  http://www.unilens.com